UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69987

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** AND ENDING **12/31/24**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **GLMX Technologies, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
330 Seventh Avenue, Floor 17
(No. and Street)

New York	**NY**	**10001**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Lahoud	**929 445-6905**	**michael@glmx.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Reynolds + Rowella, LLP
(Name – if individual, state last, first, and middle name)

51 Locust Avenue Suite 301	New Canaan	CT	06840
(Address)	(City)	(State)	(Zip Code)
04/23/2009		3448	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Lahoud, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GLMX Technologies, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Lauren D Carroll
Notary Public, State of New York
Reg. No. 02CA6141911
Qualified in New York County
Commission Expires 05/14/2026

Notary Public Lauren D. Carroll

Signature: [signature]

Title:
CFO / FinOp

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GLMX Technologies, LLC

Financial Statement and
Report of Independent Registered Public Accounting Firm
December 31, 2024

GLMX Technologies, LLC
Index
December 31, 2024



REYNOLDS + ROWELLA
ACCOUNTING AND CONSULTING

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member
of GLMX Technologies, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GLMX Technologies, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of GLMX Technologies, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of GLMX Technologies, LLC's management. Our responsibility is to express an opinion on GLMX Technologies, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GLMX Technologies, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Reynolds + Rowella, LLP

We have served as GLMX Technologies, LLC's auditor since 2018.
New Canaan, Connecticut
February 26, 2025

38C Grove Street, Ridgefield, CT 06877 | 51 Locust Avenue, New Canaan, CT 06840
p: 203.438.0161 | f: 203.431.3570
reynoldsrowella.com

GLMX Technologies, LLC
Statement of Financial Condition
As of December 31, 2024

Assets	
Cash and cash equivalents	$ 4,640,603
Accounts receivable	7,757,404
Due from affiliate	138,124
Prepaid expenses and other assets	106,076
Operating lease right-of-use asset	39,150
Security deposit	9,619
Total Assets	$12,690,976
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 211,432
Operating lease liability	39,745
Total Liabilities	251,177
Member's Equity	12,439,799
Total Liabilities and Member's Equity	$12,690,976

See accompanying notes to financial statement.

GLMX Technologies, LLC
Notes to Financial Statement
December 31, 2024

1. Organization and Business

GLMX Technologies, LLC (the "Company"), a Delaware Limited Liability Company is wholly owned by Global Liquid Markets, LLC (the "Member"). On April 16, 2018, the Company received approval to become a broker dealer and as such is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company relies on the international dealer exemption in the Canadian provinces of Alberta, British Columbia, Nova Scotia, Ontario and Quebec and is granted a Recognized Market Operator in Singapore ("RMO"). The Company operates an electronic trading system for its clients as a registered alternative trading system ("ATS").

The Company provides an intuitive, comprehensive, integrated global money trading solution for institutional participants. It operates a leading electronic trading platform ("Platform") that enables market participants to trade money markets instruments such as repurchase agreements (repos), security lending, certificates of deposit, and commercial paper. The request for quote ("RFQ") based buy-side-to-dealer trading platform has been expressly built to enhance the relationship between buy-side and sell-side counterparties, and addresses the need for a more efficient trading infrastructure, particularly in light of increasing reporting requirements.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents
The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days at the time of purchase. The carrying amounts of such cash equivalents approximates the fair value due to the short-term nature of these instruments.

Risk and Uncertainties
The Company's future results of operations involve several risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include but are not limited to: current economic conditions; increasing competition; industry risk; personnel risk; and the regulatory environment. The Company's future results would also be affected by its ability to retain new customers in addition to customer trading volumes. The Company is also subject to cyber security risks that could potentially affect the operational performance of the platform. Management believes

that policies and procedures are in place to protect communications and mitigate the risk of unauthorized access to systems and data.

The Company can be a party to lawsuits arising in the ordinary course of business. Management believes the Company has adequate insurance coverage to reduce its risk of loss. The Company accrues for loss contingencies when the matter becomes known, is deemed to be a probable loss and estimable. As of December 31, 2024, no accrual for loss contingencies was deemed necessary.

Concentration of Credit Risk
The Company places its cash and cash equivalents with a financial institution with high-credit-quality. At times, total cash exceeds the established limit insured by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2024, the Company's uninsured balances totaled $4,282,136. The Company has not experienced any losses in such accounts and believes there is little exposure to any significant credit risk.

Concentration of credit risk is also evident as the top five customers represent 43% of the Accounts Receivable balance as of December 31, 2024.

Income Taxes
The Company is a single member LLC, and is treated as a disregarded entity for income tax purposes. As such, the Company's income and expenses are reported on the Member's income tax return, and are not subject to separate income tax, and management believes the Company has taken no uncertain tax positions that require recognition or disclosure. The Company elected not to be allocated a share of the consolidated amount of current and deferred tax expense incurred by the Member. No provision for U.S. federal or state income taxes has been recorded by the Company as of and for the year ended December 31, 2024. The Member's 2021 to 2024 tax returns are subject to examination by federal, state, and local tax authorities.

Deferred Revenue
Customers with fixed fee plans are generally billed quarterly, and revenues are recognized over the invoiced period. The Company records deferred revenues when the cash is received, or the payment is due, whichever is earlier. There was no deferred revenue balance as of December 31, 2024.

Accounts Receivable and Allowance for Doubtful Accounts
The Company applies Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses ("ASC 326") to determine its allowance for doubtful accounts.

All accounts receivable balances have contractual maturities of less than one year and are derived from transaction fees from using the Platform. Management determines the allowance for doubtful accounts by regularly evaluating individual customer balances, considering the customer's financial condition, credit history and potential effect of current economic conditions. Accounts receivable at December 31, 2024 and 2023 were $7,757,404 and $4,559,701, respectively. Management does not believe that an allowance for doubtful accounts was necessary as of December 31, 2024.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes a lease liability and a right of use (ROU) asset for operating leases that have a lease term of greater than 12 months. The lease liability for each lease is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Rent expense is recognized on a straight-line basis over the lease term.

3. **Net Capital and Aggregate Indebtedness Requirements**

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2024, the Company had net capital of $4,422,836 which exceeded its minimum requirement by $4,408,701. At December 31, 2024, the Company's ratio of aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 0.05 to 1.0.

4. **17 C.F.R. Exemption**

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities in the operation of an Alternative Trading System ("ATS") for negotiation of Securities Financing Transactions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

5. **Related Party Transactions**

Pursuant to an expense sharing agreement, the Company's affiliate, GLMX, LLC (the "Affiliate") pays costs on behalf of the Company. The Affiliate is compensated for these costs, including personnel, professional services, occupancy, travel and other general and administrative services. A total of $6,048,653 was paid to the Affiliate during the year ended December 31, 2024. As of December 31, 2024, $42,440 was due from the Affiliate and is included in due from affiliates in the statement of financial condition.

The Company uses the Platform developed by the Affiliate. In September, 2019, the Company entered into a licensing agreement with the Affiliate effective January 1, 2020. The Company pays the Affiliate for the right to use and promote the Platform which enables the subscribers to negotiate Securities Financing Transactions. A total of $8,366,352 was paid to the Affiliate

during the year ended December 31, 2024. As of December 31, 2024, $46,155 was due from the Affiliate and is included in due from affiliates in the statement of financial condition.

The Company has also entered into a service level agreement with another affiliate, GLMX Europe Ltd. ("GLMX Europe") in September 2019 effective January 1, 2020. The Company pays GLMX Europe to promote the Platform to potential subscribers in the United Kingdom ("UK") and Europe to enable potential subscribers to enter into a subscription agreement with the Company, and provide customer support in the UK and Europe. A total of $7,145,916 was paid to GLMX Europe during the year ended December 31, 2024. As of December 31, 2024, $49,529 was due from GLMX Europe relating to this agreement and is included in due from affiliates in the statement of financial condition.

6. Segment Reporting

The Company is engaged in a single line of business as a broker-dealer by operating the Platform that enables market participants to trade money market instruments. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or return capital to the Member. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

All expense categories on the statement of comprehensive income are significant and there are no other significant segment expenses that would require disclosure. Asset data provided to the CODM is consistent with those reported on the statement of financial condition with particular emphasis on the Company's available liquidity, including its cash and cash equivalents and accounts receivables, reduced by current liabilities and regulatory capital requirements. The CODM manages the business using expense information as well as regularly provided budgeted or forecasted expense information for the single operating segment.

7. Commitments

In July 2024, the Company entered into a non-cancelable lease agreement for the Singapore office with an unrelated party for 12.5 months. A security deposit of $9,619 paid for this lease.

The operating lease right-of use asset and liability consisted of the following as of December 31, 2024:

Asset		
Operating lease right-of-use asset	$	39,150
Liability		
Operating lease liability, current	$	39,745
Total operating lease liability	$	39,745

The following is a schedule of future minimum annual lease payments required under the noncancelable operating lease for the year ended December 31:

2025	$	41,937
Total minimum payments required		41,937
Less: imputed interest		(2,192)
Total operating lease liability	$	39,745

Cash paid for amounts included in the measurement of operating liability was $27,901 for the year ended December 31, 2024.

The remaining lease terms and discount rate used to present value the lease liability as of December 31, 2024 is as follows:

Remaining lease term	0.58 years
Weighted average discount rate	14.50%

8. Subsequent Events

In preparing this financial statement, management has evaluated events and transactions for potential recognition or disclosure through February 26, 2025, the date the financial statements were available to be issued. On January 29, 2025 the SEC, pursuant to section 3D(a)(1) of the Exchange Act and Rule 803, approved the Company's registration as a Securities Based Swap Execution Facility (SBSEF).